INVEST IN **SPORTBLX SECURITIES INC.**

The marketplace for sports investing and fan engagement


SPORTBLX
Revolutionizing sports investing & fan engagement

sportblx.com New York NY

Software Entertainment Technology Blockchains Marketplace

LEAD INVESTOR

Michelle Ferraro

I am an entrepreneur, a business owner and sports fan with family and friends that are professional athletes. This is a great concept and it is long overdue. This platform can provide a systematic way to help athletes manage their finances and enhance their fan engagement opportunities in a new way. It also provides meaningful and u til now non existent investment opportunities for sports investors as well as institutional investors. The company is committed to evolving with new developments in social interaction such as NFT creation and overtime opportunities in the metaverse. I look forward to being an investor and participating in the growth of this very special company.I am an entrepreneur, a business owner and sports fan with family and friends that are professional athletes. This is a great concept and it is long overdue. This platform can provide a systematic way to help athletes manage their finances and enhance their fan engagement opportunities in a new way. It also provides meaningful and u til now non existent investment opportunities for sports investors as well as institutional investors. The company is committed to evolving with new developments in social interaction such as NFT creation and overtime opportunities in the metaverse. I look forward to being an investor and participating in the growth of this very special company.

Invested $1,000 this round

Highlights

1. We are revolutionizing professional sports through the financial markets! 🏆
2. 59.3M people play fantasy sports with no direct opportunity to monetize their passion. 🤯
3. SportBLX democratizes financial participation in pro sports by allowing fans to become investors.
4. Platform offers securities related to athlete earnings, NFTs w/ investment, & exclusive content.

4. Platform offers securities related to athlete earnings, NFTs w/ investment, & exclusive content.

5. We have built a proprietary technology platform offering assets uncorrelated to stocks and bonds. 📱
6. To date, over 780 people have invested in SportBLX offerings with a 99.1% user satisfaction rate. 😀
7. Our executives have vast experience in financial markets and technical/engineering construction.
8. We can seamlessly expand our marketplace into other alternative assets - film, music, art... 🎵

Our Team



Leland Hardy President

Mr. Hardy is the Founder of B.I.C.E.P.S. – The Business Institute for Continuing Education in Professional Sports http://bit.ly/LelandHardyBICEPS and is a former pro boxer with an MBA from the Wharton School and an MA from the Univ. of Pennsylvania

> We created this company to give sports fans a chance to share in the success of their favorite athletes and teams. Fans have an insatiable appetite for sports related content, merchandise and collectibles. Through SportBLX, fans will be able to make investments in sports related financial instruments.



Jaclynn Shweky Director

Ms. Shweky is a seasoned executive and strategist with over 20 years of management experience with small to mid-sized companies in a variety of sectors, and over 10 years of experience in online marketing and social media.



Paul Washington Head of Basketball Operations

Mr. Washington drives the strategic development, acquisition, management, and execution for all basketball partnerships.



Soli Mehta Team Member

Soli has spent 25 years in banking and real estate at Oppenheimer and Co., Lexington Partners and Vornado Realty Trust. He was the Massachusetts State squash champion in '88 and '89 and the Hyder Trophy squash champion in '90, '91 & '93.



Cesar A Baez Head of Baseball and Soccer Operations

Mr. Baez founded a Private Equity Fund of Funds firm to invest with first and second time private equity funds on behalf of a top three U.S. Pension Fund, and was lead investor to several women and minority run private equity funds.



George Hall Founder

Mr. Hall was President/CEO/Chief Investment Advisor of Clinton Group, Inc. a multi-billion dollar Registered Investment Advisor for over 20 years. He was involved in all aspects of investing, trading and the securitization.



Jacob Simon Head of Research

Mr. Simon is responsible for the valuation and research process for various sports assets. Prior to joining SportBLX, Mr. Simon worked at Clinton Group, where he worked on the execution of the firm's quantitative trading strategy.



John Hall Managing Director

Mr. Hall leads the cooperation with outside counsel to identify and create appropriate offerings for various SPORTBLX assets. Prior to this, Mr. Hall was employed by Clinton Group since 1995 serving most recently as the Chief Operating Office.

Pitch

INVEST IN THE PLATFORM THAT ALLOWS FANS AND INVESTORS TO OWN SHARES OF UNIQUE ASSETS IN SPORTS AND OTHER ALTERNATIVE INVESTMENTS.

ABOUT US

SportBLX is a revolutionary financial technology company that has developed a platform and marketplace to offer a wide variety of investments including, but not limited to, sports assets.

The SportBLX model couples a proprietary technology platform with an underwriting arm that identifies athletes and teams and guides these candidates through the securitization process. Our income is generated primarily from structuring and listing these assets, and subject to regulations and registrations, we may earn fees for underwriting and trading via our platform.

Through our innovative trading platform, fans and investors can buy securities representing the on and off-field earnings of an athlete, equity interest in teams, and other sports assets. These investments allow fans to take part in the financial success of the sports and entertainment industries. In addition, investors will receive an NFT commensurate with their level of investment.

The SportBLX platform and marketplace offer the functionality to trade unique assets that do not correlate with the stock and bond markets, and also access to exclusive content and the ability to engage with athletes and teams in unprecedented ways. Live streamed meetings with investors, behind the scenes video, short form documentary, and other forms of interactive media will create an exclusive community. We believe this will draw investors to the platform and potentially enable us to control the second-screen experience when people are watching sports.

SportBLX has successfully tested it's model with 780 investors and is set to launch our first NBA athlete offering with PJ Washington Jr., a player for the Charlotte Hornets from the University of Kentucky. The SportBLX platform also offers the opportunity for seamless expansion into other unique asset classes from film and television to music and fine art.

While we offer many individual investment listings, this is an opportunity to invest in the marketplace itself!

WHY SPORTBLX

We've created a truly unique and engaging experience that brings a new level of sports engagement to fans, investors, and athletes - all in one place!

Fans

Fans spend large sums of money on apparel, tickets, and collectables related to their favorite athletes and teams, even if these items offer no financial return.

The demand for sports-related products is tremendous and we believe fans will be eager to purchase investment products in the sports industry.

Athletes

Athletes make significant salaries, however, their careers are generally short-lived. Partnering with SportBLX helps athletes better prepare for their financial future beyond their athletic career

future beyond their athletic career?

Additionally, athletes have global fanbases but are largely unable to capitalize on potential fan engagement. We provide athletes an opportunity to directly engage with their fans and create additional streams of income.

Our Success

SportBLX has successfully tested it's model, securitizing fractional shares of thoroughbred racehorse Max Player.

To date, over 780 investors have participated in a SportBLX offering. In a recent survey, 99.1% of investors have expressed satisfaction with the investment experience. Unlike traditional stock purchases where investors take a passive interest in a company, SportBLX investors have an emotional stake in the success of their investment. At any given Max Player race, dozens of investors show up to actively participate in the experience. We have created an enormously valuable proposition for athletes participating on our platform; by sharing a piece of their financial success, an athlete can deepen their connection with their fans. This deeper connection can be monetized as these fans/investors will be more committed to the athlete's social media, brand, and sponsors. Already, content related to our offerings has been featured in multiple national media publications.

Forbes | cheddar | NEW YORK POST | ROME THE JIM ROME SHOW | Sports Illustrated

Where the Physical Meets the Meta

Along with the securities that SportBLX will issue related to an athlete's earnings or equity in a team, investors will receive an NFT with their shares purchased. These NFTs will have unique content related to the offering, and they will ultimately serve as a foray into the sports sector of the newly-expanded metaverse. SportBLX is in discussions with potential partners in the blockchain space to develop a marketplace for SportBLX digital collectibles adding another component that drives community within SportBLX.

OUR PLATFORM

Investors can research new investments, monitor existing holdings, view exclusive content, and keep an eye out for potential new opportunities right from their account dashboard.


SPORTBLX
Offerings
Initial Offering
Search
PJ Washington
Pete Hamilton
The Contract
The athlete agrees to sell a certain percentage of his/her on field/court earnings over a certain period of time. In the case of a team, an owner agrees to sell a percentage of equity. The


Max Player
Karl Levin

athlete or team works with SportBLX in creating exclusive NFT digital collectibles for shareholders.


SPORTBLX
PJ Washington
Hybrid
August 26, 2020
$10,000,000
100,000
Place your order
$100.00
Place order

The Roster

SportBLX creates fractional interests in the athlete's earnings or the team's equity.


SPORTBLX
Portfolio
Your Assets worth
$15,203.78
Showing: All Sports
PJ Washington $153.25
Max Player $102.05
Pete Hamilton $105.25
Karl Levin $85.24
Tyler Sloan $46.03
Jack Mitchell $60.15
Micheal Lono $12.25

Build Your Team

The formed shares are then listed and sold on the SportBLX platform so that investors and fans like you can put their sports knowledge and expertise to work to build their portfolio.


ATOMICHUB
Assets in the collection (1,789)
PJ WASHINGTON
PJ Washington
Sport BLX
Details
Make Offer

Collectibles

After an offering that you invested in successfully closes, an official SportBLX digital collectible will be assigned to you at random with instructions on how to receive it.


SPORTBLX
PJ Washington
$153.25
Buy
Sell
Quantity
24
Limit price
Total cost
$2,200.00
Place order
Hit The Market
Subject to available liquidity, shares can be bought and sold on the SportBLX platform as investors change their views and look to rebalance their portfolio of sports assets.


OUR DEAL CYCLE
1
2
3
4
Athlete
Via SportBLX, the athlete agrees to create a security that is mutually beneficial to the athlete and investors.
Offering
SportBLX creates a corporation in the athlete's name. The corporation and the athlete agree to a contribution schedule related to the athlete's earnings. Shares in the corporation are listed on the SportBLX platform.
Investors
Once shares in the athlete corporation are listed, investors can buy shares and put their sports knowledge to work in building their portfolio.
Secondary Market
Subject to available liquidity, shares can be bought and sold on the SportBLX platform as investors change their views and look to rebalance their portfolio of sports assets.
7

CREATING ATHLETE PARTNERSHIPS

We have securitized an offering with PJ Washington Jr., an NBA player for the Charlotte Hornets who was drafted by Michael Jordan. Using the PJ Washington offering as a template, once this current round of financing is complete, we will work to secure additional athlete offerings domestically (football, basketball, baseball, hockey, auto racing, etc.) and internationally (soccer, cricket, tennis, etc.). We have numerous executives and consultants working to build our pipeline of athlete partnerships through multiple channels.


Agents
Wealth Managers
Direct Contact



Agents

We have developed relationships with numerous agents/agencies across multiple sports opening access to athletes.

Wealth Managers

Many athletes have wealth managers who help the athlete analyze the value proposition provided by SportBLX. Through our executive team's experience on Wall Street, we are leveraging these long-standing relationships.

Direct Contact - Securing Athletes' Futures

We have had the opportunity to engage directly with young athletes and families. The ideal of creating generational wealth is important to these families, and our commitment to this ideal has helped cultivate these relationships.

The stories of young athletes squandering extraordinary earnings and being left penniless or bankrupt at the end of their careers is an all too common one. The SportBLX team feels strongly that educating and supporting the long-term financial stability of our partner athletes is paramount.

OUR MARKET

An estimated 45.9 million people are playing fantasy sports according to the Fantasy Sports and Gaming Association. This number has grown steadily in recent years, and fantasy sports players continue to spend significant amounts of money on research, subscriptions, fees, and more. Despite this vast interest in building a roster of their favorite players, fans are financially relegated to the sidelines. The only road to the owner's box has a toll of over $100 million.

The interest is so great that the Greenbay Packers are selling $90 million of "stock" to help fund improvements at Lambeau Field, yet this stock has no actual value, will not increase in value, and cannot be traded on the open markets. This is their sixth such offering.

With this market disparity in mind, SportBLX offerings have been purposefully designed to be attractive to individual investors. However, through leveraging the extensive financial network of the SportBLX team, discussions with larger institutional investors have yielded significant interest in potentially including these securities as part of a diversified portfolio.


DISTRIBUTION: BUILDING AN ACTIVE USER BASE
CHANNELS
Institutional
Multi-Billion-Dollar Asset Managers, Leading Banks, Hedge Funds
Retail
Three Archetypes:
30-50+ Males, Accredited Investors, and Millennials


Institutional
Investment Banking Partnerships Established
TACTICS
Outbound
Search Engine Optimization, Content & Email Marketing, Social Marketing
Inbound
Earned Media / PR
10

OUR MARKETING STRATEGY

Using our successful offering of Max Player through SportBLX Thoroughbreds as a model, the following case study outlines our template for our marketing strategy for future offerings.


USER DATA SUMMARY
Avg. Investment
Average investment amount
Reg CF: $542
Reg D: $1,901
Traffic
From July 25 – October 5, SportBLX had 41,000+ users
Gender
76% of users are male
Age
34% of users are between 18-34 years old, our largest demographic
Device
74% of users engage with SportBLX via mobile phone
Location
Largest number of users are in New York, California, Texas, Florida and Illinois
Satisfaction
99.1% of shareholders are satisfied with their investment experience according to a recent survey
15

THE CHANGING INVESTMENT LANDSCAPE

The SportBLX model directly addresses the most important and evolving trends in investing: A groundbreaking technology platform allowing investors to buy and sell assets seamlessly from any desktop or mobile device coupled with the construction of a new asset classes, launching with a highly desirable and previously inaccessible opportunities.

Alternative Assets Investors now have a growing focus on alternative investments – according to Preqin, 81% of investors will increase or significantly increase their alternative investments by 2025, partially due to increased accessibility.

Digital Investing Investing through digital platforms has spiked in recent years; Charles Schwab estimates that 15% of all retail investment accounts began investing in 2020, largely driven by the increased availability of digital investing apps.

SportBLX has Revolutionary Technology SportBLX has built a groundbreaking technology platform allowing for investors to buy and sell assets seamlessly from

any desktop or mobile device.

SportBLX is Constructing a new Asset Class Securities related to professional athlete earnings are virtually nonexistent -- however, due to the substantial demand for sports-related content, we believe this new asset class will naturally develop a digital marketplace.

SportBLX is Metaverse Ready As our digital world evolves and sports and investing become integrated into the fabric of the Metaverse, the SportBLX model incorporating investing with NFTs and other experiential content, can easily make a successful transition, possibly even offering early adaptor beta opportunities for this great new experience.

OUR TECHNOLOGY ARCHITECTURE

The SportBLX investment platform was intentionally built modularly to easily allow internal or external groups to originate, build out, and distribute offerings in a rapid and compliant manner. Meeting customer demands, reducing time-to-market, and ensuring high standards in quality were paramount in the development of our architecture.

Scale

Unfettered scale, leveraging industry leading cloud platform provider

Highly scalable decoupled system architecture

Cost

On-demand resource cost model scales with user base

Numerous software delivery pipeline automations

Performance

Best in class 3rd party integrations for user experience and system processing

Async design patterns using Node.js backends

Security

Cloud platform shared responsibility model

Design-Time Static Analysis

Comprehensive use of network isolation and data at rest

THE FUTURE OF SPORTBLX

We are the link between fans and athletes, allowing for both to generate income that is otherwise unavailable

We will generate a network of investors interested in buying and trading alternative assets

Fractionalized securities

We will continue to underwrite and create fractionalized securities in unique sports assets

ART
FUND
MUSIC
BLX

Platform Expansion

We will expand our cutting-edge technology platform to include other alternative assets such as music, art, film, and alternative investment funds

AM
BLX

Asset Management

We will create an investment fund focused on investing in athletes and unique sports assets

WM
BLX

Wealth Management

We will create a wealth management firm managing the assets of athletes and other high-net worth individuals